Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

Jardine Matheson Limited
[illegible]ne House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

04046386

Group Secretariat

12th November 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 12th November 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 12/2

Regulatory Announcement

Go to market news section

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Transaction in Own Shares
Released	10:09 12-Nov-04
Number	1617F

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JSH of its ordinary shares:-

Date of repurchase:	12th November 2004
Total number of shares repurchased:	600,000 shares
Price paid per share:	US$7.25

The repurchase of shares is made in accordance with share repurchase guidelines agreed with the UK Listing Authority. JSH is subject to a requirement to maintain a free float of at least fifteen per cent.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

12th November 2004

www.jardines.com

END

Close

Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No 82-3085

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

9th November 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 NOV 23 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 9th November 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and **Exchange Commission** File No 82-3085

Regulatory Announcement

Go to market news section

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Transaction in Own Shares
Released	10:56 09-Nov-04
Number	0164F

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following market repurchase by JSH of its ordinary shares:-

Date of repurchase:	9th November 2004
Total number of shares repurchased:	73,500 shares
Highest price paid per share:	US$7.15
Lowest price paid per share:	US$7.05

The repurchase of shares is made in accordance with share repurchase guidelines agreed with the UK Listing Authority. JSH is subject to a requirement to maintain a free float of at least fifteen per cent.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

9th November 2004

www.jardines.com

END

Close